--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 Schedule 14D-9

                     Solicitation/Recommendation Statement

                      Pursuant to Section 14(d)(4) of the

                        Securities Exchange Act of 1934


                    Winthrop Partners 79 Limited Partnership
                    ----------------------------------------
                           (Name of Subject Company)


                    Winthrop Partners 79 Limited Partnership
                    ----------------------------------------
                       (Name of Person Filing Statement)


                     Units of Limited Partnership Interest
                    ----------------------------------------
                         (Title of Class of Securities)


                                      None
                    ----------------------------------------
                     (CUSIP Number of Class of Securities)


                                Carolyn Tiffany
                         One Winthrop Properties, Inc.
                         5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (617) 234-3000
                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

--------------------------------------------------------------------------------

1.   Security and Subject Company

         The name of the subject company is Winthrop Partners 79 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership.

2.   Tender Offer of the Bidder

         This Statement relates to the tender offer of Quadrangle Associates I L.L.C. (the "Purchaser"), to purchase up to 3,305 Units at a purchase price of $500 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated October 26, 1999 and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on
Schedule 14D-1 dated October 26, 1999.

         The address of the Purchaser's executive offices is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

3.   Identity and Background

         (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

         (b) WIN Manager Corp., the manager of the Purchaser, is affiliated with One Winthrop Properties, Inc., a Massachusetts corporation (the "General Partner").

         Certain Relationships. The General Partner and Linnaeus-Hampshire Realty Limited Partnership are the general partners of the Partnership. Winthrop Management LLC, an affiliate of the General Partner, is entitled to annual property management fees equal to 1.5% of the excess of cash receipts over cash expenditures (excluding debt service, property management fees and capital expenditures) from each property managed by it. For the years ended December 31, 1998 and 1997, Winthrop Management earned $21,000 and $22,000, respectively, for managing the properties of the Partnership.

         In addition, affiliates of the Purchaser currently own 25 (representing approximately 0.25%) of the outstanding Units.

4.   The Solicitation or Recommendation

         Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether Unitholders should tender their Units pursuant to the Offer.


5.   Persons Retained, Employed or to be Compensated

         Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to limited partners on its behalf concerning the Offer.

6.   Certain Negotiations and Transactions by the Subject Company

         (a) None

         (b) Except for 25 Units beneficially owned by affiliates of the General Partner, none of which will be tendered in the Offer, neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership owns any Units.

7.   Additional Information to be Furnished

         None.

8.   Material to be Filed as Exhibits

         The following Exhibits are filed herewith:

         Exhibit (a) - Letter to Limited Partners from the Partnership dated
                       October 26, 1999.

         Exhibit (b) - None


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        WINTHROP PARTNERS 79 LIMITED PARTNERSHIP

                                        By:     ONE WINTHROP PROPERTIES, INC.,
                                                Managing General Partner

                                                By: /s/ Carolyn Tiffany
                                                    ---------------------------
                                                        Carolyn Tiffany
                                                        Chief Operating Officer

                                        Date:  October 26, 1999